Exhibit 19.1
RB GLOBAL, INC.
POLICY REGARDING SECURITIES TRADES BY COMPANY PERSONNEL
Updated November 6, 2024
The Need for the Policy
The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in securities of RB Global, Inc. (the “Corporation”), is prohibited by United States federal and state securities and Canadian federal and provincial securities laws. Insider trading violations are pursued vigorously by the United States Securities and Exchange Commission (the “SEC”) and the United States Department of Justice, and are punished severely. There is parallel enforcement in Canada. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the United States federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.
The Corporation’s Board of Directors has adopted this Policy Regarding Securities Trades by Company Personnel (the “Policy”) with the intent to prevent insider trading and to avoid the severe consequences associated with violations of the insider trading laws. This Policy also is intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with the Corporation (not just so-called insiders). RB Global personnel have all worked hard over the years to establish a reputation for integrity and ethical conduct, and strict enforcement of this Policy is one way the Corporation works to maintain that reputation.
The Consequences of Insider Trading
The SEC, the US national securities exchanges, through the Financial Industry Regulatory Authority (“FINRA”), and the Canadian securities regulators investigate and are very effective at detecting insider trading. If you tip information to a person who then trades, you are subject to the same penalties as that person, even if you did not trade and did not profit from that person’s trading. There are also significant civil and criminal penalties in Canada under applicable Canadian securities laws for insider trading.
•Traders and Tippers. In the United States, the penalties for violating rules against insider trading can be severe and include:
oForfeiting any profit gained or loss avoided by the trading;

Exhibit 19.1
oPayment of the loss suffered by the persons who, contemporaneously with the purchase or sale of securities that are subject of a violation, have purchased or sold securities of the same class;

oA civil penalty of up to three times the profit gained or loss avoided;
oA criminal fine of up to $5,000,000 (no matter how small the profit); and
oA jail term of up to 20 years.
•Control Persons. The Corporation and its supervisory personnel, if they fail to take appropriate steps to prevent illegal insider trading, are subject to the following penalties under United States law:
oA civil penalty of $2,500,000 or more, up to three times the profit gained or loss avoided as a result of the violation; and
oA criminal penalty of up to $25,000,000.
•Corporation-Imposed Sanctions. Failure to comply with this Policy may subject you to Corporation-imposed sanctions, including termination for cause, whether or not your failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career. It is not necessary for the Corporation to await the filing or conclusion of a civil or criminal action against an alleged violator before taking disciplinary action.
Scope of Policy
This Policy applies to the following persons (collectively, “you” or the “RB Global Personnel”):
•all employees, directors, and officers of the Corporation and its subsidiaries; and
•those consultants of the Corporation and its subsidiaries that the Corporation’s Compliance Officer designates as being subject to this Policy.
The Corporation’s Corporate Secretary is currently the Corporation’s Compliance Officer.
Statement of Policy
It is the policy of the Corporation that no RB Global Personnel who is aware of material nonpublic information relating to the Corporation may, directly or indirectly, (a) buy or sell securities of the Corporation (other than pursuant to a pre-approved trading plan that complies with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (a “Rule 10b5-1 Plan”)), or engage in any other action to take personal advantage of that information, (b) pass that material nonpublic information on to others outside the Corporation, including family and friends, or (c) recommend to any person that such person engage in or refrain from engaging in

Exhibit 19.1
any transaction involving the Corporation’s securities. In addition, it is the policy of the Corporation that no RB Global Personnel who, in the course of working for the Corporation, learns of material nonpublic information about a company with which the Corporation does business, including a customer or supplier of the Corporation, may trade in that company’s securities until the information becomes publicly available or is no longer material.
Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not excepted from this Policy. The securities laws do not recognize such mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Corporation’s reputation for adhering to the highest standards of conduct.
Material Information. Material information is any information that a reasonable investor would consider important in making a decision to buy, hold, or sell securities. Any information that could be expected to affect the Corporation’s stock price, whether it is positive or negative, should be considered material. While it is not possible to identify all information that would be deemed “material,” some examples of information that ordinarily would be regarded as material are:
•Projections of future earnings or losses, or other guidance based on financial results;
•Financial results that are known but have not been publicly disclosed;
•A pending or proposed merger, acquisition or tender offer;
•A pending or proposed acquisition or disposition of a significant asset;
•A change in dividend policy, the declaration of a stock split, or an offering of additional securities;
•A change in management;
•Development of a significant new product or process;
•Cybersecurity risks and incidents, including the discovery of significant vulnerabilities or breaches;
•Significant litigation or governmental investigations or major developments in such matters;
•Receipt of, or any delay in receipt or failure to receive significant governmental approvals;
•Impending bankruptcy or the existence of severe liquidity problems; or
•The gain or loss of a significant customer, supplier, business partner or license.
Twenty-Twenty Hindsight. Remember, anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

Exhibit 19.1
When Information is “Public.” If you are aware of material nonpublic information, you may not trade until the information has been disclosed broadly to the marketplace (such as by press release or an SEC filing) and the investing public has had time to absorb the information fully. To avoid the appearance of impropriety, as a general rule, information should not be considered fully absorbed by the marketplace until after the second business day after the information is released. If, for example, the Corporation were to make an announcement on a Monday, you should not trade in the Corporation’s securities until Thursday. If an announcement were made on a Friday, Wednesday generally would be the first eligible trading day.
Transactions by Affiliated Persons. This Policy also applies to (a) your family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but who are financially dependent upon you or whose transactions in Corporation securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Corporation securities) and (b) all trusts, partnerships and other types of entities formed for your benefit or for the benefit of a member of your family and over which you have the ability to influence or direct investment decisions concerning securities (collectively, “Affiliated Persons”). You are responsible for the transactions of these other Affiliated Persons and therefore should make them aware of the need to confer with you before they trade in the Corporation’s securities.
Transactions Under Corporation Plans
Employee Stock Purchase Plan. Purchases of Corporation shares pursuant to the Corporation’s employee stock purchase plan (“ESPP”) are subject to the special rules set forth in this paragraph. RB Global Personnel may not make an election to participate in the ESPP, or any change to their elections under the ESPP that would be subject to insider trading laws, at a time when trading in the Corporation’s securities by such person would violate applicable insider trading laws or this Policy. Provided that your elections under the ESPP are made in accordance with this paragraph, the purchase of Corporation shares pursuant to and in compliance with the terms of the ESPP shall not be deemed to violate this Policy.

Exercise of Stock Options. The trading prohibitions and restrictions set forth in this Policy do not apply to the exercise solely for cash of an option to purchase securities of the Corporation.

Related Sales. This Policy applies to any sale of stock acquired pursuant to any Corporation plans, including any sale as part of a broker-assisted cashless exercise of an option and any sale necessary to generate the cash needed to pay taxes or any applicable exercise price. In other words, even though your acquisition of stock under a Corporation plan may be exempt from or permitted by this Policy, you may not sell the stock you acquire under the Corporation plan, sell stock in anticipation of your acquisition, or engage in any other transactions involving Corporation securities unless you do so in compliance with this Policy.

Exhibit 19.1
Tax Withholding on Restricted Stock/Units. The trading prohibitions and restrictions set forth in this Policy do not apply to the withholding by the Corporation of the Corporation’s securities upon vesting of restricted stock or settlement of restricted stock units to satisfy tax withholding requirements if (a) withholding is required by the applicable plan or award agreement or (b) the election to exercise the tax withholding right was made in compliance with this Policy.
Additional Prohibited Transactions
The Corporation considers it improper and inappropriate for any RB Global Personnel to engage in short-term or speculative transactions in the Corporation’s securities. It therefore is the Corporation’s policy that RB Global Personnel may not engage in any of the following transactions:
Short-term Trading. Short-term trading of the Corporation’s securities may be distracting and may unduly focus RB Global Personnel on the Corporation’s short-term stock market performance instead of the Corporation’s long-term business objectives. For these reasons, any RB Global Personnel who purchases Corporation securities in the open market may not sell any Corporation securities of the same class during the six months following the purchase without pre-clearance. Under very special circumstances, short-term trading may be permitted. The person wishing to sell Corporation securities during the six months following the open market purchase must first pre-clear the proposed transaction with the Corporation’s Compliance Officer. Any request for pre-clearance of a short-term trading arrangement must be submitted to the Compliance Officer at least two weeks prior to the proposed execution of documents evidencing the proposed transaction and must set forth a justification for the proposed transaction.
Short Sales. Short sales of the Corporation’s securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore may signal to the market that the seller has no confidence in the Corporation or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve the Corporation’s performance. For these reasons, short sales of the Corporation’s securities are prohibited by this Policy. In addition, Section 16(c) of the Securities Exchange Act of 1934, as amended, prohibits officers and directors from engaging in short sales.
Publicly Traded Options and Derivative Transactions. A transaction in options is, in effect, a bet on the short-term movement of the Corporation’s stock and therefore may create the appearance that RB Global Personnel is trading based on inside information. Transactions in options also may focus such person’s attention on short-term performance at the expense of the Corporation’s long-term objectives. Accordingly, transactions in puts, calls, other derivative securities of the Corporation, or any derivative securities that provide the economic equivalent of ownership of any of the Corporation’s securities or any opportunity, direct or indirect, to profit from any change in the value of the Corporation’s securities, are prohibited by this Policy. (Option positions arising from certain types of hedging transactions are governed by the section below captioned “Hedging Transactions”.)

Exhibit 19.1
Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow a person to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the person to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the person may no longer have the same objectives as the Corporation’s other shareholders. Therefore, the Corporation prohibits you from engaging in such transactions.
Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Corporation securities, RB Global Personnel are prohibited from holding Corporation securities in a margin account or pledging Corporation securities as collateral for a loan. An exception to this prohibition may be granted where a person wishes to pledge Corporation securities as collateral for a loan (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities. Any person who wishes to pledge Corporation securities as collateral for a loan must submit a request for approval to the Compliance Officer at least two weeks prior to the proposed execution of documents evidencing the proposed pledge.
Gifts. RB Global Personnel may not donate or make any other transfer of the Corporation’s securities without consideration when they otherwise are not permitted to trade under this Policy.
Post-Termination Transactions
This Policy continues to apply to your transactions in Corporation securities even after you have terminated your employment or other relationship with the Corporation and its subsidiaries. If you are in possession of material nonpublic information when your employment or other relationship terminates, you may not trade in Corporation securities until the second full trading day after that information has become public or is no longer material.
Blackout Periods
    Quarterly Blackout Periods. The Corporation’s announcement of its quarterly financial results almost always has the potential to have a material effect on the market for the Corporation’s securities. Therefore, to avoid even the appearance of trading while aware of material nonpublic information, persons who are or may be expected to be aware of the Corporation’s quarterly financial results generally will not be allowed to trade in the Corporation’s securities during the period beginning on the 10th day prior to the end of the Corporation’s fiscal quarter and ending after the second full trading day following the Corporation’s issuance of its quarterly earnings release. Persons subject to these quarterly blackout periods include all directors, officers, certain identified employees of the accounting department, and all other persons who are informed by the Compliance Officer that they are

Exhibit 19.1
subject to the quarterly blackout periods. The Compliance Officer will maintain and publish a list of the persons that are subject to the quarterly blackout periods. The only exceptions to transactions during a quarterly blackout period are:
•Exercises of stock options and purchases of Corporation stock under the ESPP that are specifically permitted under “Transactions Under Corporation Plans”, provided that no Corporation stock is sold in the market to fund the option exercise.
•Transactions that comply with a pre-approved Rule 10b5-1 Plan.
Remember that trading outside the blackout periods or being excluded from the list of persons subject to the blackout periods will not relieve you from liability if you are aware of material nonpublic information.
Event-specific Blackout Periods. From time to time, an event may occur that is material to the Corporation and is known by only a few RB Global Personnel. So long as the event remains material and nonpublic, directors, officers, and such other persons as are designated by the Compliance Officer may not trade in the Corporation’s securities. The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. If, however, a person whose trades are subject to pre-clearance requests permission to trade in the Corporation’s securities during an event-specific blackout, the Compliance Officer will inform the requester of the existence of a blackout period, without disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. The failure of the Compliance Officer to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material nonpublic information. The only exceptions to transactions during an event-specific blackout period are:
•Exercises of stock options and purchases under the ESPP that are specifically permitted above under “Transactions Pursuant to Corporation Plans”, provided that no Corporation stock is sold in the market to fund the option exercise.
•Transactions that comply with a pre-approved Rule 10b5-1 Plan.
Pre-clearance Procedures
To help prevent inadvertent violations of securities laws and to avoid even the appearance of trading on inside information, directors and officers of the Corporation and any other persons designated by the Compliance Officer as being subject to the Corporation’s pre-clearance procedures, together with their Affiliated Persons, may not engage in any transaction in the Corporation’s securities (including a gift, contribution to a trust, or similar transfer) without first obtaining pre-clearance of the transaction from the Compliance Officer. The Compliance Officer will maintain and publish a list of the persons that are subject to the pre-clearance requirements. A request for pre-clearance should be submitted to the Compliance Officer at least two business days in advance of the proposed transaction. The Compliance Officer is under no obligation to

Exhibit 19.1
approve a trade submitted for pre-clearance, and may determine not to permit the trade or to require further information before approving the trade.
Any person subject to the pre-clearance requirements who wishes to implement a Rule 10b5-1 Plan must first pre-clear the plan with the Compliance Officer. As required by Rule 10b5-1, you may enter into a Rule 10b5-1 Plan only when you are not in possession of material nonpublic information. In addition, you may not enter into a Rule 10b5-1 Plan during a blackout period. Transactions effected pursuant to a pre-cleared Rule 10b5-1 Plan will not require further pre-clearance at the time of the transaction.
In the absence of the Compliance Officer, transactions may be pre-cleared by the Chief Financial Officer, provided that any transaction by the Chief Financial Officer or the Chief Financial Officer’s Affiliated Persons may, in the absence of the Compliance Officer, only be approved by the Chief Executive Officer.
In any case where this Policy would require the Corporation’s Compliance Officer or the Compliance Officer’s Affiliated Persons to obtain pre-clearance of a plan or transaction, such pre-clearance may not be granted by the Compliance Officer and must instead be granted by the Chief Financial Officer, or in the Chief Financial Officer’s absence, the Chief Executive Officer. In any case where this Policy would require the Chief Executive Officer or President or their Affiliated Persons to obtain pre-clearance of a plan or transaction, such pre-clearance may not be granted by the Compliance Officer and must instead be granted by the approval of any two of the Chair of the Corporation’s Board of Directors, the Chief Financial Officer and the Compliance Officer.
Neither the Compliance Officer nor any other person responsible for the pre-clearance of a plan or transaction under this Policy assumes responsibility for, and approval by the Compliance Officer or such other person does not protect anyone subject to this Policy from, the consequences of prohibited insider trading.
Completion of Trades. After receiving written clearance to engage in a trade from the Compliance Officer, you must complete the proposed trade within three business days or make a new trading request. Even if you have received clearance, you may not engage in a trade if (a) such clearance has been rescinded by the Compliance Officer, (b) you have otherwise received notice that the trading window has closed or (c) you have or acquire material nonpublic information.
Waivers
A waiver of any provision of this Policy may be authorized in writing by the Compliance Officer. All waivers shall be reported to the Corporation’s Board of Directors. Any waiver of

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this Policy with respect to the Corporation’s Chief Executive Officer or President must be approved by the Corporation’s Board of Directors.
Corporation Assistance
Any person who has a question about this Policy or its application to any proposed transaction (including whether certain information is material or has been made public) should consult with the Corporation’s Compliance Officer. Ultimately, however, the responsibility for adhering to this Policy and avoiding unlawful transactions rests with the persons subject to this Policy. In addition, if you violate this Policy or any applicable federal, state, national or provincial laws governing insider trading or know of any such violation by any RB Global Personnel, you should report the violation immediately to the Compliance Officer.
Ownership
The Corporation’s Chief Legal Officer is responsible for ensuring this document is necessary, up-to-date, and supports corporate policy.